May 30, 2013

Via EDGAR Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu
David Beaning

Re:	Bank of America Auto Trust 2010-2

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 27, 2013

File No. 333-165957-01

On behalf of Bank of America Auto Receivables Securitization, LLC (the “Company”), I submit this letter in response to the letter (the “Comment Letter”) dated May 15, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Bank of America Auto Trust 2010-2 Form 10-K referenced above (the “Subject Filing”).

The Company’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics.

Capitalized terms not defined herein have the meanings assigned to them in the Subject Filing.

May 30, 2013

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, Exhibit 33.1

1.	We note that in its Item 1122 assessment, Bank of America identified material instances of noncompliance with respect to extensions of payment due dates and with respect to charge-offs that were not recognized and recorded in accordance with the transaction agreements. Item 1122 requires a discussion regarding any material instance of noncompliance identified by the assessing party. With a view towards disclosure, please tell us whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with applicable servicing criteria. If the transaction covered by this Form 10-K was part of the transactions reviewed, please advise whether the identified instances of noncompliance involved this transaction.

Response

The transaction covered by the Subject Filing was part of the sample transactions reviewed to assess compliance with the applicable servicing criteria. The identified material instances of noncompliance with respect to extensions of payment due dates and with respect to charge-offs that were not recognized and recorded in accordance with the transaction agreements involved the transaction covered by the Subject Filing.

2.	In addition, the disclosure is unclear and does not provide information on, among other things, the impact that the identified material instances of noncompliance may have had on investors. With a view towards disclosure, please tell us whether the material instances of noncompliance with respect to extensions of payment due dates and with respect to the charge-offs resulted in overpayments or underpayments to investors. To the extent the material instances of noncompliance resulted in payment errors, please tell us the following:

•	the CIK numbers of the transactions that were impacted;

•	whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;

•	whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made;

•	whether any future payments were adjusted to account for overpayments and, if so, whether such adjusted payments may result in instances of material noncompliance for the current period;

May 30, 2013

•	whether corrected investor reports were provided to affected investors and, if necessary, filed as amendments to Forms 10-D; and

•	the specific steps Bank of America has taken or is taking to remediate the issues that led to the identified material instance of noncompliance.

Response

Charge-Offs Not Recognized and Recorded in Accordance with the Transaction Agreements

The transaction agreements with respect to the transaction covered by the Subject Filing permit Bank of America, National Association, as servicer (the “Servicer”), to charge-off receivables in accordance with the Servicer’s customary servicing practices. The Servicer’s customary servicing practices at the relevant time provided that a receivable with respect to which the related obligor is deceased be charged-off no later than the 60th day after the Servicer confirmed that such obligor was deceased. The identified instance of noncompliance related to one receivable out of the sample of receivables reviewed, the related obligor of which was deceased, that was not charged-off within the specified 60 day period. Such receivable was subsequently charged-off in accordance with the charge-off policy applicable to obligors who are not deceased, but such charge-off occurred during the same collection period in which it would have been charged-off had it been charged-off within the specified 60-day period. Consequently, such delay in charge-off did not result in overpayments or underpayments to investors.

The Servicer has in place processes and controls surrounding the charge-off of receivables with respect to which the related obligor is deceased in an effort to remediate the issues that led to the identified material instance of noncompliance. The charge-off process with respect to such receivables is manual and the Servicer has implemented a second manager-level of review as well as additional control testing performed by internal quality control, compliance and risk testing groups in an effort to add additional layers of review and control over the charge-off process.

Extensions of Payment Due Dates

The transaction agreements with respect to the transaction covered by the Subject Filing permit the Servicer to grant extensions of payment due dates of obligors’ pool assets in accordance with the Servicer’s customary servicing practices. The Servicer’s customary servicing practices permit extensions of payment due dates in accordance with certain specified guidelines and also permit the Servicer to grant a percentage up to a specified tolerance of total extensions outside of such

May 30, 2013

specified guidelines. The identified material instance of noncompliance cannot be attributed to specific receivables, but rather occurred as a result of the aggregate percentage of extensions granted outside of the specified guidelines exceeding the specified tolerance. Failure to grant exceptions outside of the specified tolerance may have accelerated charge-offs, delayed charge-offs, decreased charge-offs or increased charge-offs in the portfolio. Consequently, because the material instance of noncompliance cannot be attributed to specific receivables and because the Servicer grants extensions in the case of hardship and in order to mitigate losses it is unclear what impact, if any, such material instance of noncompliance had on payments to investors.

The Servicer has enhanced its processes and controls surrounding the granting of extensions of payment due dates on receivables in an effort to remediate the issues that led to the identified material instance of noncompliance. The process with respect to the granting of extensions was historically done on a manual basis. In an effort to improve functionality, the process is now based on an automated system. Additionally, any extension approved outside of the specified guidelines requires manager-level approval, which is designed to ensure proper exception levels are maintained. Further, the Servicer has implemented additional control testing performed by internal quality control, compliance and risk testing groups in an effort to add additional layers of review and control over the extension process.

* * * * *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filings, (ii) comments of the Staff or changes to the disclosure in the Subject Filings in response to comments of the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filings, and (iii) the Company may not assert comments of the Staff as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

May 30, 2013

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Scott W. McCarthy at (302) 432-4908 or Greg Lumelsky at (980) 388-6357.

Sincerely,

/s/ Scott W. McCarthy

Scott W. McCarthy
President